UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 000-16449

CUSIP Number 8867EQ101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TigerLogic Corporation
Full Name of Registrant

Former Name if Applicable

25A Technology Drive Suite 100
Address of Principal Executive Office (Street and Number)

Irvine, California 92618
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

TigerLogic Corporation (the “Company”) is unable to file its Form 10-K for the fiscal year ended March 31, 2013 within the prescribed time period without unreasonable effort and expense because of the significant time and resources necessary to conduct valuation and purchase price allocation related to the Company’s previously announced acquisition of Storycode, Inc., which in turn delayed the completion of the Company’s preparation of its consolidated financial statements. The Company is working diligently to complete the process and intends to file the Form 10-K on or prior to the prescribed extended date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas Lim, Chief Financial Officer	949-442-4400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company is still in the process of finalizing the purchase price accounting for its acquisition of Storycode, Inc., the Company expects to report net revenue of approximately $12.9 million for the fiscal year ended March 31, 2013, as compared to $13.3 million for the fiscal year ended March 31, 2012. The decrease in net revenue is primarily due to lower professional service revenue and non-renewal of certain customer support contracts. The Company expects to report a net loss in the range of $2.9 - $3.0 million for the fiscal year ended March 31, 2013, as compared to a net loss of $3.5 million for the fiscal year ended March 31, 2012. The expected lower net loss for the fiscal year ended March 31, 2013 as compared to 2012 resulted primarily from lower sales and marketing expenses and lower research and development expenses, including lower consulting and personnel expenses. The Company expects to report an increase in its goodwill asset from $26.4 million to approximately $31.7 million, and an addition of approximately $0.6 million in new intangible assets, in each case, primarily as a result of the impact of the Storycode, Inc. acquisition. The Company expects to report a decrease in its cash balance from $8.9 million to approximately $6.5 million, primarily as a result of Storycode acquisition related expenses, payment of Storycode acquired liabilities, and lower overall revenue.

TigerLogic Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 1, 2013	By:	/s/ Thomas Lim
Thomas Lim
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).